Exhibit (a)(1)(E)

January 23, 2013

Dear Aurizon Mines shareholder:

On January 14, 2013, Alamos Gold Inc. commenced a hostile takeover bid for Aurizon. This action was not expected, as the management of Alamos has never contacted or even spoken to Aurizon’s Chief Executive Officer, George Paspalas, in the 17 months that he has been with the company. In response, the Aurizon Board of Directors established a Special Committee of independent directors, retained expert financial and legal advisors, and began a process to review the Alamos offer. The Special Committee and Aurizon have received opinions from their respective financial advisors that the consideration being offered under the Alamos Offer is inadequate from a financial point of view to shareholders of Aurizon other than Alamos and its affiliates.

Based on this review, Aurizon’s Board of Directors unanimously determined that the Alamos offer is inadequate, and not in the best interests of Aurizon. In the simplest of terms, the Alamos offer fails to put full and fair value on the company. Shareholders should also be concerned with the timing of the offer as it is a clear attempt to take advantage of the transition year that is positioning Aurizon for future success.

The Board of Directors believes that Aurizon shareholders deserve better value than is being offered by Alamos, and recommends that you reject the inadequate Alamos offer and do not tender your shares.

Aurizon’s directors and officers also intend to reject the Alamos offer. This decision is based on careful review of the Alamos offer and the conclusion that:

1. The Alamos offer does not provide sufficient value for Aurizon and its assets.

Casa Berardi is a world-class mine in a mining friendly, low political risk jurisdiction with a well-established operating track record. Aurizon is currently working on deepening the existing shaft at the project that will allow access to new zones, and build on the company’s proven track record and serve as a foundation of future production. The company also continues to have excellent exploration potential, including recent encouraging drill results at the advanced stage Heva and Hosco West sites. Despite this production and future potential, based on the closing share price of Alamos on the TSX on January 22, 2013, the Alamos offer represents a 21% discount to Aurizon’s 52-week high share price and a 4.1% discount to the closing price of Aurizon’s shares on the TSX on January 22, 2013. The Alamos offer is also below premiums offered in similar precedent transactions.

2. The Alamos offer is timed to capitalize on a transition ahead of future solid performance

As we have advised shareholders, 2013 is a transition year for Casa Berardi, positioning the company for continued consistent production. The Alamos offer is highly opportunistic, deliberately timed to take advantage of the transition point in the project’s life-cycle. Casa Berardi is a long-life asset, and following the transition period, we expect to see the mine return to historical production levels. The Alamos offer fails to adequately compensate shareholders for Casa Berardi’s consistent track record, and its bright future. It also assigns little to no value to Aurizon’s additional Hosco Pit, Hosco West Extension and Heva properties.

3. The Alamos offer introduces increased risk to Aurizon shareholders

The Alamos shares being offered carry significantly more risk than Aurizon shares by virtue of the nature of the Alamos assets. Compared to Aurizon, Alamos is subject to considerable geopolitical and development risk, as well the real risk of future dilution as a result of potential equity issuance.

The Board also has serious concerns about unequal treatment of Aurizon shareholders as a result of Alamos having entered into private share purchase agreements with certain shareholders of Aurizon immediately prior to the commencement of the Alamos offer. All Aurizon shareholders should be entitled to be treated fairly and in the same manner.

These and other concerns with the Alamos offer are discussed in detail in the accompanying directors’ circular, which we encourage you to read in its entirety.

The Board is currently exploring a full range of value-maximizing alternatives for shareholders. These include building on existing initiatives and engaging in discussions with third parties regarding potential alternative transactions that create superior value. While there can be no guarantee of a conclusion of an alternative transaction, we firmly believe that Aurizon shareholders deserve better than the financially inadequate and highly opportunistic Alamos offer. We therefore urge you to reject the offer and not tender your shares. If you have tendered your shares, you can withdraw them by contacting our information agent Georgeson Toll Free (North America): 1-888-605-7616 or Outside North America Call Collect: 1-781-575-2422 or Email: askus@georgeson.com.

Thank you for your support of Aurizon. We look forward to continuing to deliver value for you in the future.

On behalf of the Board of Directors,

George Brack

Chair of the Special Committee of the Board of Directors

Aurizon Mines Ltd.

This document contains forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”). In this document, such statements include those regarding the value of Aurizon, its future prospects and future production levels at Casa Berardi. These forward-looking statements are based on a number of assumptions, including as to the value of Aurizon’s assets, in particular Casa Berardi; the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates and the assumptions on which those estimates are based, grades, mine life and cash cost estimates; whether mineral resources can be developed; the price of gold and other metals; competitive conditions in the mining industry; title to mineral properties; financing requirements; general economic conditions; and the risk of changes in laws, rules and regulations applicable to Aurizon. There can be no assurance that forward-looking statements herein will prove to be accurate and you should not place undue reliance on them. Actual results and developments may differ materially from those expressed or implied by these forward-looking statements, including due to those risks set forth in the accompanying Directors’ Circular and Aurizon’s Annual Information Form dated March 30, 2012. Aurizon specifically disclaims any obligation to reissue or update these forward-looking statements as a result of new information or events after the date hereof, except as may be required by law.